Mail Stop 4561

August 12, 2008

Hassan M. Ahmed
President, CEO & Chairman of the Board
Sonus Networks, Inc.
7 Technology Park Drive
Westfield, MA 01886

> **Re:** **Sonus Networks, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed on March 6, 2008**
> **Definitive Proxy Statement Filed on April 29, 2008**
> **File No. 000-30229**

Dear Mr. Ahmed:

We have reviewed your response letter dated July 30, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 26, 2008.

Definitive Proxy Statement filed on April 29, 2008

Compensation Discussion and Analysis, page 16

Philosophy and Objectives, page 16

1.   We refer to your response to comment 7 of our letter dated June 26, 2008. Please confirm that in future filings you will disclose with greater specificity the basis for your compensation committee's belief and judgment that, in order to achieve your stated objectives, your executives should be compensated at the 60th to 75th percentile of the companies you define as your peer group, with particular reference to the fact that your company is at the low end of the annual revenue range for that group ($320 million for your company, with a peer group ranging from $200 million to $800 million) and notably below the median annual

revenue for that group ($537 million). In addition, please confirm that you will disclose to your investors why your compensation committee did not consider the foregoing factors, and did not include a measure of profitability in determining overall compensation levels, or please clarify in your response why this does not serve the principal objectives of the Compensation Discussion and Analysis. See Item 402(b)(1)(v) of Regulation S-K.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief